SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

06050394

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLP INVESTMENT SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37000 12 MILE ROAD SUITE 101
(No. and Street)

FARMINGTON HILLS (City) MI (State) 48331 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FREEDMAN & GOLDBERG, CPA'S, P.C.
(Name – *if individual, state last, first, middle name*)

31150 NORTHWESTERN HWY, SUITE 200, FARMINGTON HILLS, MI 48334
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 2 1 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MICHAEL MC EVILLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLP INVESTMENT SERVICES, LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

Notary Public

PATTY L. DOCKHAM
Notary Public, State of Michigan
County of Oakland
My Commission Expires May 30, 2011
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

As of December 31, 2005 and 2004

ASSETS

	2005	2004
Cash	$ 18,238	$ 22,600
Receivables from Broker-Dealers and Clearing Organization	46,503	28,544
Prepaid License	7,410	6,718
Prepaid Single Business Tax	-0-	720
NASD Membership:		
Owned, (Net of Amortization of $1,870)	45,380	45,380
Office Equipment, at cost, Less Accumulated Depreciation of $4,098 and $2,239	3,716	4,245
Total Assets	$ 121,247	$ 108,207

LIABILITIES AND MEMBERS' CAPITAL

	2005	2004
Liabilities:		
Payables to Commissioned Agents	$ 34,306	$ 21,184
Accounts payable, accrued expenses and other liabilities	3,138	3,210
Member's Capital	83,803	83,813
Total Liabilities and Members' Capital	$ 121,247	$ 108,207

See accompanying auditor's report and notes to financial statements.